Filed Pursuant to Rule 424(b)(3)

Registration No. 333-292641

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated January 16, 2026)

AMERICA’S CAR-MART, INC.

937,487 Shares of Common Stock Underlying Warrants

This prospectus supplement updates and supplements the prospectus, dated January 16, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-292641). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on April 7, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling stockholders named in the “Selling Stockholders” section of the Prospectus (the “Selling Stockholders”) of up to 937,487 shares of Common Stock, par value $0.01 per share, of America’s Car-Mart, Inc. issuable upon the exercise of the warrants (the “Warrant Shares”). The Selling Stockholders may resell the Warrant Shares in the manner and on the terms described under “Plan of Distribution” in the Prospectus, including at fixed prices, market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices. We cannot determine the price or prices at which the Warrant Shares may be resold. There can be no assurances that the Selling Stockholders will sell, nor are the Selling Stockholders required to sell, any or all of the securities offered under the Prospectus, as supplemented by this prospectus supplement.

We will not receive any proceeds from the sale or other disposition of the Warrant Shares by the Selling Stockholders. See the sections of the Prospectus titled “Use of Proceeds” and “Plan of Distribution” for additional information.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our Common Stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “CRMT.” On April 8, 2026, the last reported sale price of our Common Stock was $12.93 per share.

Investing in our Common Stock involves risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 10, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 7, 2026

AMERICA’S CAR-MART, INC.

(Exact name of registrant as specified in its charter)

Texas	0-14939	63-0844612
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1805 North 2nd Street, Suite 401

Rogers, Arkansas 72756

(Address of principal executive offices, including zip code)

(479) 464-9944

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CRMT	NASDAQ Global Select Market

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05 Costs Associated with Exit or Disposal Activities.

On April 7, 2026, the Board of Directors of America’s Car-Mart, Inc. (the “Company”) approved the closure of 42 of the Company’s 136 dealership locations and a reduction of associated support staff.

The Company’s capital structure strategy has centered on replacing an inefficient asset-based lending facility with a term loan, establishing a non-recourse revolving warehouse credit facility, and continuing to access the asset-backed securitization markets. While the Company successfully executed a $300 million senior secured term loan in October 2025 and completed its ninth securitization transaction through its ACM Auto Trust platform in December 2025, alignment among all parties necessary to establish a warehouse facility has taken longer than anticipated. In the weeks following the Company’s third quarter fiscal year 2026 earnings announcement, it became increasingly apparent that the path to aligning the necessary parties to secure a warehouse facility is less certain and may require an extended timeline primarily due to broader market conditions and factors largely outside the Company’s control. Therefore, the Company is undertaking these closures to align the Company’s cost structure and ability to serve customer demand with its current capital constraints, while the Company continues to pursue the establishment of a warehouse facility.

In connection with the closure plan, the Company expects to incur impairment and exit-related charges. As described in Item 2.06 of this Current Report on Form 8-K, the Company expects to record a non-cash impairment charge of approximately $14 million related to assets at the closing locations. The Company also expects to incur cash charges related to employee separation costs and lease exit costs, which the Company is unable to estimate at this time.

Following the closures, which are expected to be completed by April 14, 2026, the Company will operate 94 dealership locations across 12 states. The Company will continue to monitor performance across its continuing store base and may further adjust capital allocation based on individual store results.

Item 2.06 Material Impairments.

On April 7, 2026, in connection with the closure plan described in Item 2.05 of this Current Report on Form 8-K, the Company's management concluded that a material charge for impairment of assets is required under generally accepted accounting principles. The impairment relates to right-of-use lease assets, leasehold improvements, and other fixed assets associated with the 42 dealership locations being closed under the closure plan.

The Company estimates that it will record a non-cash impairment charge of approximately $14 million in connection with these asset impairments. The Company expects to record this charge in the fourth quarter of fiscal year 2026 (quarter ending April 30, 2026). The estimated amount of the impairment charge is preliminary and subject to change based on final valuations and other factors.

Additional information regarding the closure plan and the anticipated charges, including the impairment charge described above, is set forth in Item 2.05 of this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

A copy of a letter from Doug Campbell, President and Chief Executive Officer, dated April 7, 2026, relating to the information described in Item 2.05 is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and such information shall not be deemed to be incorporated by reference into any of the Company’s filings with the Securities and Exchange Commission, except as shall be expressly set forth by specific reference in any such filing.

Forward-Looking Statements.

This Current Report on Form 8-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, regarding, among other things, the Company’s closure plan activities and the timing thereof, associated employee impacts, expected amounts of impairment and closure plan charges, cash and non-cash charges, the pursuit of a non-recourse revolving warehouse credit facility, and certain other actions, events, results and expectations described herein. These forward-looking statements reflect management’s current views and are subject to risks and uncertainties that could cause actual results and the timing of events to differ materially from those expressed or implied. Factors which could cause actual results or events to differ include, but are not limited to, the Company’s ability to execute its closure plan, the Company’s ability to secure a warehouse facility or alternative funding on acceptable terms, general economic conditions, and the creditworthiness of the Company’s customers. These forward-looking statements are also subject to the risks and uncertainties contained in the Company’s most recently filed periodic reports on Form 10-K and Form 10-Q and in other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statements contained in this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1	Letter from Chief Executive Officer dated April 7, 2026

Exhibit 104	Cover Page Interactive Data File (formatted as inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA’S CAR-MART, INC.

Dated:	April 7, 2026

By:	/s/ Jonathan Collins
Jonathan Collins
Chief Financial Officer

Exhibit 99.1

AMERICA’S CAR-MART, INC.

APRIL 7, 2026

An Important Update from Doug Campbell, President and CEO

To Our Shareholders, Associates, and Customers,

I want to share an important update about steps we are taking to strengthen America’s Car-Mart and position the company for the future.

Where We Stand

Over the past year, we have made meaningful progress on the fundamentals of this business. We replaced an inefficient lending facility with a $300 million term loan. We introduced a new residual ABS structure that returns cash flow to the company, as part of our ninth securitization transaction through our ACM Auto Trust platform, with weighted-average interest rate spreads improving approximately 300 basis points from our initial securitization transaction in 2022 through the 2025 series. And our underwriting, under our LOS V2 system, is producing materially better credit outcomes.

At the same time, establishing the non-recourse revolving warehouse credit facility that would restore our origination capacity has taken longer than anticipated. This is not a singular Car-Mart decision — it requires alignment among multiple counterparties. In the weeks since the release of our third quarter earnings, it has become increasingly clear that the path to resolution is less certain and may require an extended timeline, primarily driven by broader market conditions and factors largely outside our control.

On our most recent earnings call, I spoke candidly about the decisions facing us. I said: “Some of these decisions, if required, are reversible when conditions improve. Some are not. We will make the irreversible ones carefully, only when necessary.” The environment since that call remains fluid. Management continues to work feverishly to put a warehouse facility in place, but considering the extended timeline and environment, we face a binary constraint on capital deployment that limits our ability to serve customer demand.

To be clear, this is a near-term liquidity challenge. Our approximately $1.5 billion finance receivables portfolio represents an asset base that management believes substantially exceeds our total recourse obligations, and we are taking these actions to protect that value for stakeholders.

What We Are Doing

Given this dynamic, we are closing 42 dealership locations and reducing the requisite support staff. These locations make up about 31% of our total store count, but they only serve 18% of our customers. This is a significant action that we understand will impact associates and customers. We did not make this decision lightly and are taking these steps because they are the right thing to do for the long-term health of this business.

Our approach is to preserve liquidity and protect the runway this business needs to reach a sustainable outcome. This includes carrying less inventory than we would in a normalized operating environment and tightening underwriting standards, both of which will result in reduced origination volumes in the near term. We will continue to evaluate our entire store portfolio and will take additional action where needed. These are deliberate trade-offs designed to responsibly manage our capital position until additional financing is secured.

We have three priorities:

First, protect our servicing and collections infrastructure. Our approximately $1.5 billion finance receivables portfolio generates significant monthly cash collections. Maintaining the teams, technology, and processes that service these accounts is our highest priority.

Second, keep our cost structure in alignment with our current scale. The store closures and support staff reductions are designed to do exactly that.

Third, continue to pursue a warehouse credit facility or other revolving asset financing; to this end, we have engaged with additional potential warehouse lenders.

Our Associates

For those associates at locations scheduled to close, we are moving quickly to help associates understand what opportunities may be available.

Our Customers

Every customer account at a closing location will be transitioned - either to a nearby continuing store or to our centralized team. Our digital payment platform, Pay Your Way, ensures that the payment experience for most customers will not change. Continuity of service for our customers is a priority we take seriously.

Our Technology

The strategic investments we have made in technology over the past year are delivering meaningful operational benefits at a time when efficiency and adaptability matter most. Our Collections CRM platform has been deployed to approximately 15% of our store base and is accelerating toward portfolio adoption. This system allows our teams to service customer accounts more effectively, with better data visibility and more streamlined workflows, which ultimately means we can maintain high-quality collections performance with a more efficient cost structure.

Coupled with our Pay Your Way digital payment platform, which now handles approximately 65% of payment transactions remotely, these tools have fundamentally strengthened our business resilience. These platforms represent a structural improvement in how we serve our customers and manage our portfolio, and both will continue to be foundational to our operations going forward.

What’s Next

I believe in this business because our customers need transportation and financing. Our associates are committed to serving our customers and communities every day. The buy-here-pay-here model is durable, and the credit quality improvements we have built over the past two years are real. The actions we are taking today are designed to protect what we have built and position Car-Mart for the future.

Thank you for your support.

Doug Campbell

President and Chief Executive Officer

America’s Car-Mart, Inc.